Exhibit 99.2

SUPER HI INTERNATIONAL HOLDING LTD. to Report Second Quarter 2024 Financial Results on Tuesday, August 27, 2024

- Earnings Call Scheduled for 8:00 a.m. ET on August 27, 2024

SINGAPORE, August 15, 2024 (GLOBE NEWSWIRE) -- SUPER HI INTERNATIONAL HOLDING LTD. ("Super Hi" or the "Company") (NASDAQ: HDL and HKEX: 9658), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced that it will report its unaudited financial results for the second quarter of FY2024 on Tuesday, August 27, 2024, before the open of U.S. markets.

The Company's management will host an earnings conference call to discuss financial results of the first half of 2024 at 8:00 AM U.S. Eastern Time on August 27, 2024 (8:00 PM Singapore/Hong Kong Time on August 27, 2024).

A live webcast of the call will be available in both English and Chinese. Participants may access the webcast using the following links:

English: https://edge.media-server.com/mmc/p/sig6cu33

Chinese: https://edge.media-server.com/mmc/p/sig6cu33/lan/zhs

To join by phone, please register in advance of the conference through the link provided below. Upon registering, you will be provided with participant dial-in numbers and a personal passcode.

Registration Link (Chinese only):

https://register.vevent.com/register/BIae9405c9fba6453aa1ed270a4b380ae6

Additionally, an archived webcast of this conference call will be available at the Company's Investor Relations website at http://ir.superhiinternational.com.

About SUPER HI INTERNATIONAL HOLDING LTD.

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience --- warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. As of March 31, 2024, Super Hi had 119 self-operated Haidilao restaurants in 13 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

For more information, please visit: http://ir.superhiinternational.com.

For investor and media inquiries, please contact:

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

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